UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

TPG Twin Brook Capital Income Fund
(Name of Issuer)

TPG Twin Brook Capital Income Fund
(Name of Person(s) Filing Statement)

Class I, Class D and Class S Shares of Beneficial Interest
(Title of Class of Securities)

00840T100, 00792H203, and 00792H104
(CUSIP Number of class of securities)

Jenny B. Neslin
c/o AGTB Fund Manager, LLC
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-2000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP 900 G Street, N.W.
Washington, DC 20001
November 14, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:		☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 14, 2025 by TPG Twin Brook Capital Income Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 4,234,398 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest, and Class S common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of December 31, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):
1.The Offer expired at 11:59 p.m., Eastern Time, on December 12, 2025 (the “Offer Expiration Date”).
2. 839,446 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.
3.The net asset value of the Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $21,149,422.
4.The payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about January 30, 2026 to the tendering Shareholders a total of $21,114,605, representing the net asset value of the total amount of the Shares tendered by Shareholders, less the early repurchase deduction, as applicable. The Shares were repurchased on the Offer Expiration Date at a price of $25.19 per Share, which was the net asset value per Share of the applicable class as of the Valuation Date, less early repurchase deductions, as applicable.
Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.
Item 12. Exhibits.

107	Filing Fee Table
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPG TWIN BROOK CAPITAL INCOME FUND

	By:	/s/ Jenny B. Neslin
	Name:	Jenny B. Neslin
	Title:	General Counsel and Secretary
Dated: February 2, 2026

EXHIBIT INDEX

Exhibit
107	Calculation of Filing Fee Table.